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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 4)

FASTCLICK, INC.
(Name of Subject Company)

FASTCLICK, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

31188F 10 5
(CUSIP Number of Class of Securities)

Kurt A. Johnson
President & Chief Executive Officer
Fastclick, Inc.
360 Olive Street
Santa Barbara, CA 93101
(805) 568-5334
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Richard R. Kelly, Esq. Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Fred J. Krupica Chief Financial Officer Fastclick, Inc. 360 Olive Street Santa Barbara, CA 93101 (805) 568-5334
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed by Fastclick, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on August 24, 2005, and amended on September 8, 2005, September 19, 2005 and September 22, 2005, relating to the exchange offer by ValueClick, Inc., a Delaware corporation ("ValueClick"), to acquire each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the "Shares") in exchange for 0.7928 of a share of common stock, par value $0.001 per share, of ValueClick, including the associated preferred share purchase rights, upon the terms and subject to the conditions set forth in ValueClick's Prospectus, dated August 24, 2005, as amended on September 8, 2005, September 19, 2005 and September 22, 2005 and in the related Letter of Transmittal.

        Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.

Item 8. Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended by adding the following new first paragraph of Item 8:

        "Extension of the offer period.    On September 23, 2005, ValueClick issued a press release announcing that it has extended for three business days its exchange offer for all of the outstanding shares of the Company's common stock. The offer is being extended in order to provide investors who may hold options to purchase the Company's common stock time to review additional option plan information contained in ValueClick's final pre-effective amendment to the registration statement covering the ValueClick shares to be issued in the transaction. The offer will now expire at midnight, New York City time, on Tuesday, September 27, 2005, unless otherwise extended. Other than the extension of the offer, the terms and conditions of the exchange offer remain unchanged. ValueClick also announced that, based on preliminary information from its information agent, approximately 19.1 million shares of the Company's common stock have been tendered to date, which represents approximately 97% of the outstanding shares of the Company's common stock. A copy of the press release has been filed as Exhibit (a)(8) to the Schedule 14D-9."

Item 9. Exhibits.

        The following reference to Exhibit (a)(8) is hereby added to the Schedule 14D-9:

"Exhibit No.	Description
(a)(8)	Press release issued by ValueClick on September 23, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report of Form 8-K (file number 001-31357) filed by ValueClick with the SEC on September 23, 2005)."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FASTCLICK, INC.
By:	/s/ KURT A. JOHNSON
Name: Kurt A. Johnson Title: President and Chief Executive Officer

Dated: September 23, 2005

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  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE